EXHIBIT 8(a)


BURNET, DUCKWORTH & PALMER LAW FIRM

Denbury Resources Inc.
17304 Preston Road, Suite 200
Dallas, Texas  75252

Dear Sirs:

Re: Form S-4 Registration Statement under the Securities Act of 1933 of Denbury Resources Inc. ("Denbury")

Attached hereto as Schedule "A" is our opinion as to the Material Canadian Federal Income Tax Considerations generally applicable to Denbury and its shareholders of Denbury's change of corporate domicile and merger. Such opinion is subject to the comments and qualifications specifically referenced therein.

We hereby consent to the filing of this opinion as an exhibit to the Registration statement and to reference being made to our firm under the caption "Legal Matters" and "Moving the Corporate Domicile-Material Canadian Federal Income Tax Consequences of the Move of Corporate Domicile and Merger" in the Prospectus.

BURNET, DUCKWORTH & PALMER




                                                       1400, 350 - 7 Avenue S.W.
                                                        Calgary, Alberta T2P 3N9
                                                           Phone: (403) 260-0100
                                                             Fax: (403) 260-0332
                                                                  www.bdplaw.com

                                                Frank L. Burnet Q.C. (1890-1982)
                                               Thomas J. Duckworth Q.C., Counsel


                                    8(a) - 1

                                   Schedule A

Material Canadian Federal Income Tax Consequences of the Move of Corporate Domicile and Merger

     In the opinion of Burnet, Duckworth & Palmer, Canadian counsel to Denbury, the following is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada), the "Canadian Tax Act", with respect to the move generally applicable to Denbury and to you if, for purposes of the Canadian Tax Act, hold your shares of Denbury Canada's common shares and will hold your Denbury Delaware common stock as capital property and who deal at arm's length with Denbury. This opinion does not apply to you if you are or will be a foreign affiliate of any person resident in Canada, or to whom Denbury will be a foreign affiliate following continuation within the meaning of the Canadian Tax Act. This opinion is also not applicable to a corporation which is a "specified financial institution" or to whom the mark-to-market provisions of the Canadian Tax Act otherwise apply.

     Shares will generally be considered to be capital property to you unless such shares are held in the course of carrying on a business or are acquired in a transaction considered to be an adventure in the nature of trade. You should consult your own tax advisors regarding whether you hold your shares of Denbury Canada's common shares as capital property and will hold your Denbury Delaware common stock as capital property for the purposes of the Canadian Tax Act. If you are resident in Canada and your shares might not otherwise qualify as capital property, you may be entitled to obtain this qualification by making an irrevocable election under Subsection 39(4) of the Canadian Tax Act prior to the continuance. If you do not hold your shares as capital property, you should consult your own tax advisors regarding their particular circumstances.

     This opinion is based on the current provisions of the Canadian Tax Act, the regulations thereunder, the Canada-United States Income Tax Convention, 1980, as amended, the "Tax Treaty", and counsel's understanding of the current administrative practices published by Revenue Canada, Customs, Excise and
Taxation: "Revenue Canada". This opinion takes into account specific proposals to amend the Canadian Tax Act and regulations publicly announced by the Minister of Finance prior to the date of the Proxy Statement/Prospectus, collectively the "Tax Proposals", and assumes that all Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in their present form. This opinion does not take into account or anticipate any other changes in the law, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein. No ruling has been obtained from Revenue Canada to confirm the tax consequences of any of these transactions.

     These opinions are based on the assumptions that shares of Denbury continue to be listed on a stock exchange which is prescribed for the purposes of the Tax Act, and Denbury Canada common shares and the Denbury Delaware common stock may not reasonably be considered to derive their value, directly or indirectly, primarily from portfolio investment in shares, debt, commodities or any other similar properties.

     This summary does not discuss all aspects of Canadian federal income taxation that may be relevant to you. You should consult your own tax advisors with respect to the tax consequences of these transactions in your particular circumstances.

                                    8(a) - 2

     Taxation of the Company. Upon the continuance, Denbury will be deemed to have disposed of all of its property for fair market value immediately prior to the continuance. Denbury will be subject to tax under the Canadian Tax Act on any income and net taxable capital gains that result. Denbury will also be subject to an additional tax at the rate of five percent on the amount by which the fair market value of Denbury's assets, net of liabilities, exceeds the paid-up capital of the Denbury's issued and outstanding shares. However, if one of the main reasons for Denbury changing its residence to the United States was to reduce the amount of such additional tax or Canadian withholding tax, the rate of such tax would be 25 percent. Denbury will not be resident in Canada after the continuance for the purposes of the Canadian Tax Act. The management of Denbury, in consultation with some of its advisors, has reviewed Denbury's assets, liabilities and paid-up capital and has advised counsel that no Canadian federal taxes should be due and payable by Denbury under the Canadian Tax Act as a result of the continuance. Based upon key representations made by Denbury, counsel is of the opinion that no Canadian tax liability will result from the continuance. The representations of Denbury which this opinion is based are that the fair market value of Denbury's assets is less than the aggregate value of the paid-up capital of all of Denbury's issued and outstanding shares and all of the liabilities of Denbury, and the deemed disposition of all of Denbury's assets at fair market value upon the continuance will not create income in excess of the Canadian tax deductions available to Denbury.

     Denbury's representations are based on the trading value of Denbury's securities and the price at which securities are to be issued to TPG, and counsel can express no opinion on matters of factual determination. The facts underlying Denbury's assumptions and conclusions may also change prior to the effective date of the continuance. Denbury has not applied to Canadian federal tax authorities for a ruling as to the amount of federal taxes payable by Denbury under the Canadian Tax Act as a result of the continuance and does not intend to apply for such a ruling given the factual nature of the determinations involved. It is possible that the Canadian federal tax authorities will not accept the valuations or the positions that Denbury has adopted. Accordingly, it is possible that the Canadian federal tax authorities will conclude after the


                                    8(a) - 3
effective date of the continuance that Canadian federal taxes are due under the Canadian Tax Act as a result of the continuance.

     Taxation of Shareholders Resident in Canada. The following portion of the opinion applies to you if you are resident in Canada for the purposes of the Canadian Tax Act.

     You will not be considered to have disposed of your Denbury Canada common shares or to have realized a taxable capital gain or loss solely due to the continuance. The continuance will also have no effect on the adjusted cost base to you of your Denbury Canada common shares.

     Following the continuance, dividends received by you on shares of Denbury Delaware common stock will be included in computing income and will generally not be deductible if you are a corporation, and, if you are an individual, such dividends will not receive the gross-up and dividend tax credit treatment generally applicable to dividends on shares of taxable Canadian corporations.

     Also, following the continuance, shares of Denbury Delaware common stock will be a qualified investment for trusts governed by deferred profit sharing plans, registered retirement saving plans and registered income funds, collectively "Deferred Income Plans", provided such shares remain listed on a prescribed stock exchange. Such shares will be foreign property after the effective date of the continuance, and accordingly, the holding of such shares by Deferred Income Plans or by other tax-exempt entities including registered investments and registered pension plans may subject such holders to penalty taxes under the Canadian Tax Act. However, these holders of Denbury shares at the time of the continuance may be entitled to avail themselves of a provision of the Canadian Tax Act to eliminate such penalty tax for up to 24 months following the continuance. This permits Deferred Income Plans and other tax exempt persons to either dispose of their shares on a orderly basis, or to re-balance their portfolios to fall within the limits placed in ownership of "foreign property". Such holders are urged to contact their own tax advisors to determine the potential applicability of such penalty taxes to them.

     Taxation of Dissenting Shareholders. Pursuant to the administrative practices of Revenue Canada, the amount paid to you if you dissent should be treated as proceeds of your common shares. Accordingly, you would recognize a capital gain, or a capital loss, to the extent that the amount received, net of any reasonable costs of disposition, exceeds, or is less than, the adjusted cost base of such holder's common shares. If you are a corporation, any capital loss arising on the disposition of common shares may in certain circumstances be reduced by the amount of any dividends which have been received on such share, and analogous rules apply to a partnership or trust of which a corporation is a member or beneficiary. You will be required to include three-quarters of any capital gain in computing your income for purposes of the Canadian Tax

                                    8(a) - 4

Act and will be entitled to deduct three-quarters of any capital loss only against taxable capital gains in accordance with the Canadian Tax Act.

     Taxation of Shareholders Not Resident in Canada. The following portion of this summary applies to you if for purposes of the Canadian Tax Act you:

     o are not resident or deemed to be resident in Canada at any time when they held or hold Denbury Canada common shares;

     o do not use or hold and are not deemed to use or hold their Denbury Canada common shares in the course of carrying on a business in Canada; or

     o carry on an insurance business in Canada and elsewhere, and establish that Denbury Canada common shares are "designated insurance property".

     You will not be considered to have disposed of your Denbury Canada common shares or to have realized a taxable capital gain or loss solely due to the continuance. The continuance will also have no effect on the adjusted cost base of your Denbury Canada common shares. After the effective date of the continuance, dividends received by a shareholder on Denbury Delaware Common stock will not be subject to Canadian withholding tax.

     Provided that a Denbury Canada common share is not "taxable Canadian property" to you at the time of disposition of such share, you will not be subject to Canadian tax on any capital gain arising by reason of the disposition of such Denbury Canada common share. After the effective date of the continuance, based on the present activities of Denbury Delaware, Denbury Delaware Common stock will not generally be "taxable Canadian property" to a shareholder at any particular time.

     Pursuant to the administrative practices of Revenue Canada, the amount paid to you if you dissent should be treated as proceeds of disposition of his or her Denbury Canada common shares. Provided that such shares are not taxable Canadian property for the purposes of the Canadian Tax Act, such proceeds of disposition will not be subject to Canadian tax. You should consult your own tax advisors in this regard.

                                    8(a) - 5